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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER	
8	41389

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___1/1/2010___ AND ENDING ___12/31/2010___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Beech Hill Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Third Avenue, 16th Floor
(No. and Street)

New York	**NY**	**10022-4730**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Murphy   **(212) 350-7258**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. COHN LLP
(Name -- if individual, state last, first, middle name)

1212 Avenue of the Americas	**New York**	**NY**	**10036**
(Address)	(City)	(State)	

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 15 2011
REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY	22

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Joseph Weiss** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Beech Hill Securities, Inc.** , as of **DECEMBER 31, 20 10** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

Joseph Weiss

_____
Signature

Sec'y

_____
Title

_____
Notary Public

Paul S. Cantor
Notary Public, State of New York
No. 02CA6089554
Qualified in New York County
My Commission Expires March 24, 20___

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report. Bound separately
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEECH HILL SECURITIES, INC.

Index

Facing Page


Report of Independent Public Accountants

To the Board of Directors
Beech Hill Securities, Inc.

We have audited the accompanying statement of financial condition of Beech Hill Securities, Inc. as of December 31, 2010, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beech Hill Securities, Inc. as of December 31, 2010, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
March 3, 2011

BEECH HILL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$	57,031
Securities owned, at fair value		455,198
Equipment and improvements (net of accumulated depreciation and amortization of $1,253,411)		219,745
Artwork, at cost		33,726
Due from clearing broker		451,389
Due from employee		10,000
Other assets		135,321
Total		$ 1,362,410

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Commissions payable	$	195,942
Accrued expenses and other liabilities		108,753
		304,695
Subordinated borrowings		100,000
Total liabilities		404,695
Commitments and contingencies		
Stockholders' equity:		
Common stock - no par value; 200 shares authorized, 168.94 shares issued and outstanding		766,412
Retained earnings		247,303
Less 7.44 shares of common stock in treasury, at cost		(56,000)
Total stockholders' equity		957,715
Total		$ 1,362,410

See Notes to Financial Statements.

BEECH HILL SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2010

Revenues:	
Commissions	$ 4,443,088
Trading gains, net	216,865
Rebates	131,188
Interest and dividends	38,713
Other income	447,455
Total	5,277,309
Expenses:	
Employee compensation, benefits, and related costs	2,999,624
Commissions, clearing and floor brokerage	517,893
Communications and market data	625,524
Occupancy and related costs	439,321
Interest expense	7,146
Professional and consulting fees	222,661
Office expense	140,991
Travel, meals and entertainment	98,038
Other operating expenses	173,003
Total	5,224,201
Income before income taxes	53,108
Provision for income taxes	9,382
Net income	$ 43,726

See Notes to Financial Statements.

BEECH HILL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2010

	Common Stock		Retained Earnings	Treasury Stock		Total
	Shares	Amount		Shares	Amount	
Balance, January 1, 2010	176.38	$ 766,412	$ 203,577			$ 969,989
Purchase of treasury stock				(7.44)	$ (56,000)	(56,000)
Cancellation of shares related to relinquishment of stock issuance note receivable	(7.44)					
Net income			43,726			43,726
Balance, December 31, 2010	168.94	$ 766,412	$ 247,303	(7.44)	$ (56,000)	$ 957,715

See Notes to Financial Statements.

BEECH HILL SECURITIES, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31, 2010

Subordinated borrowings, January 1, 2010	$ 100,000
Issuance of subordinated borrowings	-
Paydown of subordinated borrowings	-
Subordinated borrowings, December 31, 2010	$ 100,000

See Notes to Financial Statements.

BEECH HILL SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

Operating activities:	
Net income	$ 43,726
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	42,000
Unrealized losses on trading activities	31,433
Realized gains on trading activities, net	(248,298)
Changes in operating assets and liabilities:	
Securities owned	198,266
Due from clearing broker	7,994
Other assets	(48,111)
Commissions payable	37,003
Accrued expenses and other liabilities	11,980
Net cash provided by operating activities	75,993
Investing activities - Employee loan	(10,000)
Financing activities - Purchase of treasury stock	(56,000)
Net increase in cash	9,993
Cash, beginning of year	47,038
Cash, end of year	$ 57,031
Supplemental disclosure of cash flow information:	
Interest paid	$ 6,951
Taxes paid	$ 14,516

See Notes to Financial Statements.

Note 1 - Organization and business:

Business:

Beech Hill Securities, Inc. is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

Beech Hill Securities, Inc. (the "Company") clears all of its customer transactions through a correspondent broker on a fully disclosed basis. The Company is specialized in tax-free municipal bonds. The Company also trades securities on margin for its own account.

Note 2 - Summary of significant accounting policies:

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition and valuation of investments:

Securities transactions and commission revenue and expenses are recorded on a trade date basis. Trading gains (losses) are determined using the identified cost method. Rebate income consists of revenue received from the clearing broker and are recognized as earned. Dividend income and expense are recognized on the ex-date and interest income and expense are recorded on the accrual basis.

Cash and cash equivalents:

The Company considers all highly liquid financial instruments with maturities of three months or less when purchased to be cash equivalents. From time to time, the Company's cash balances may exceed insured limits for such accounts. This risk is mitigated by the Company's selection of financial institutions considered to be highly creditworthy.

Allowance for doubtful accounts:

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for allowance for doubtful accounts will change.

BEECH HILL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued):
Fair value measurements:

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include:

a. Quoted prices for similar assets or liabilities in active markets

b. Quoted prices for identical or similar assets or liabilities in markets that are not active

c. Inputs other than quoted prices that are observable for the asset or liability

d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Note 2 - Summary of significant accounting policies (continued):

Fair value measurements (concluded):

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available without undue cost and effort indicating that market participants would use different assumptions.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Equipment and improvements:

Furniture, fixtures, office equipment and leasehold improvements are stated at cost. Depreciation and amortization are provided on both the straight-line and accelerated methods over the shorter of the estimated useful lives of the respective assets or the lease term.

Income taxes:

The Company elected to be treated as an S corporation pursuant to Section 1362 of the Internal Revenue Code. As a result of this election, the Company's net income or loss is reportable on the individual tax returns of its stockholders. A similar election was made for New York State tax purposes. The Company is subject to New York City corporate income taxes and the New York State corporate minimum tax.

Income and losses for tax purposes may differ from the financial statement amounts. Stockholders' equity reflected in the accompanying financial statements does not necessarily represent the stockholders' tax bases of their respective interests.

The Company adopted the new accounting rules for uncertainty in income taxes on January 1, 2009. The adoption of that guidance did not result in the recognition of any unrecognized tax benefits and the Company has no unrecognized tax benefits at December 31, 2010. The Company's U.S. Federal and state income tax returns prior to fiscal year 2007 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Note 2 - Summary of significant accounting policies (concluded):
Income taxes (concluded):
The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2010.

Derivative instruments:
The accounting standards relative to expanded disclosures regarding derivative instruments and hedging activities require qualitative disclosures about objectives and strategies for using derivatives, fair value amounts of derivative instruments, gains and losses on derivative instruments; and disclosures about credit-risk-related contingent features in derivative agreements. See Note 7 for derivative instrument disclosures.

Subsequent events:
The Company has evaluated subsequent events through March 3, 2011 which is the date the financial statements were available to be issued.

Note 3 - Securities owned at fair value:
Securities owned at fair value represent positions in marketable securities taken primarily for trading purposes in the ordinary course of business.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance, December 31, 2010
Marketable securities:				
Option contracts	$ 353			$ 353
Municipal securities		$ 454,845		454,845
Totals	$ 353	$ 454,845	$ -	$ 455,198

Option contracts:
Option contracts are valued at the last sale price (or, if there is no sale on the valuation day, the average of the bid price and the ask price) in the market where such contracts are principally traded.

Municipal securities:
Municipal securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers and reference data. Certain securities are valued principally using dealer quotations.

Note 4 - Equipment and improvements:

The following table shows the balances of major classes of furniture, equipment and software, leasehold improvements, and the accumulated depreciation and amortization for each class at December 31, 2010:

	Cost	Accumulated Depreciation/ Amortization	Net
Leasehold improvements	$ 193,827	$ 62,966	$130,861
Equipment and software	1,015,299	986,852	28,447
Furniture	264,030	203,593	60,437
Totals	$1,473,156	$1,253,411	$219,745

Note 5 - Due from clearing broker:

Due from clearing broker at December 31, 2010 consists of $100,000 of deposits on hand with the Company's clearing broker and $351,389 of net proceeds received from trading activities.

Note 6 - Related party transactions:

The Company, serving as introducing broker, earned commission income during 2010 of approximately $485,886 from an affiliated investment partnership. Such amount was included in commission income on the statement of operations.

The Company shares its offices and certain personnel with Beech Hill Advisors, Inc., a related party through indirect ownership of the shareholders.

Note 7 - Derivative instruments:

As part of its investment strategy, the Company invests in derivatives for trading purposes. Such derivatives are exposed to equity and counterparty risk. Derivative instruments are recognized as either assets or liabilities in the statement of financial condition and are recorded at fair value. While certain of the Company's derivative activities may possess the substance of an economic hedge, the Company does not hold derivative instruments that, pursuant to accounting standards, are accounted for as hedging instruments.

The Company may enter into option contracts to speculate on the change in price on the underlying asset or hedge against the change in price of a security it currently holds in its investment portfolio. An option is a contract between a buyer and a seller that gives the buyer the right, but not the obligation, to buy or to sell a particular asset (the underlying asset) on or before the options' expiration time, at an agreed price. Trading options entail the risk of the options' values changing over time. The return from holding an option varies nonlinearly with the values of the underlying asset and other factors. Options are subject to counterparty risk, as there is a risk the seller will not sell or buy the underlying asset as agreed.

Note 7 - Derivative instruments (concluded):

The following table presents the fair value of derivative instruments, by contract type and on a gross basis, as of December 31, 2010:

	Number of Contracts	Location on Statement of Financial Condition	Fair Value
Call options	3	Securities owned, at fair value	$353

Note 8 - Subordinated borrowings:

The borrowing of $100,000 is subject to a subordination agreement effective April 1, 2008, and payable to a stockholder. Such borrowing bears interest at 3% per annum and is due on December 31, 2011. The Company is awaiting FINRA approval for the subscription agreement on the prior agreement which expired December 31, 2010. The subordinated loan will not be available as regulatory capital until this approval is received. Interest expense incurred on the loan for the year ended December 31, 2010 amounted to $3,000.

The subordinated borrowings were available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they cannot be repaid.

Note 9 - Equity transactions:

During the year ended December 31, 2008, the Company issued $300,000 in common stock to new employee investors. One of the employee investors financed its $50,000 investment through a promissory note which bears interest at 4% per annum and was due originally at December 31, 2008, but has been extended to December 31, 2010. On December 31, 2010 the employee relinquished the stock issuance note receivable and the 7.44 common stock shares related to the relinquishment were cancelled. During the year ended December 31, 2010 the Company repurchased another employee's 7.44 common stock shares for a total cost of $56,000.

Note 10- Commitments and contingencies:

Litigation:

The Company is involved, from time to time, in proceedings with and investigations by, governmental agencies and self-regulatory organizations. During the year ended December 31, 2010, FINRA assessed a fine of $12,500 based on the results of their investigation. The Company signed the Letter of Acceptance, waiver and Consent and paid the $12,500 fine.

Note 10- Commitments and contingencies (concluded):

Lease:

The Company occupies office space under a lease which is scheduled to expire on February 29, 2012. Under the terms of the lease, the base rent is subject to escalations for increases in real estate taxes and operating costs. Certain principals of the Company have guaranteed payments required under the lease obligation. During 2007, the Company employed certain registered representatives who are conducting business for the Company at other locations. The Company agreed to bear the lease costs of the facilities at these locations. In September 2007, the Company became the lessee on the renewal of one operating lease which expires on December 31, 2012.

The aggregate minimum annual rentals under the leases and agreed commitments are approximately as follows:

Year Ending December 31,	Amount
2011	$281,462
2012	94,724
Total	$376,186

Rent expense, included in occupancy and related costs in the statement of operations, was $273,151 for the year ended December 31, 2010. In lieu of a rent security deposit, the Company maintains an irrevocable standby letter of credit in favor of the lessor of its primary office facility in the amount of $60,000 which expires on February 15, 2011.

Note 11- Off-balance-sheet risk and concentration of credit risk:

Substantially all of the Company's cash and securities positions are held by a custodian broker. The Company's custodian broker is highly capitalized and a member of major securities exchanges.

Although the Company clears its customer transactions through another broker/dealer, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

Note 12- 401(k) Plan

The Company maintains a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code. Employees who have completed six months of service and have attained 21 years of age are eligible to participate. Participants may contribute up to 15% of their salaries. The plan provides for discretionary employer matching contributions. For the year ended December 31, 2010, the Company made no matching contributions.

Note 13- Net capital:

The Company is Subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company has net capital of $616,204 which is $516,204 in excess of its required net capital of $100,000. The Company's net capital ratio is 0.49 to 1.

BEECH HILL SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Net capital:

Stockholders' equity	$	957,715
Add:		
Subordinated borrowings allowable in the computation of net capital		100,000
Deduction of nonallowable assets:		
Equipment and improvements, net		219,745
Artwork		33,726
Due from clearing broker		5,671
Other assets		135,321
Due from employee		10,000
Other deductions - fidelity bond		11,000
Total		415,463
Net capital before haircuts on securities positions		642,252
Haircut on securities positions		26,048
Net capital	$	616,204
Aggregate indebtedness, per statement of financial condition	$	304,695
Less - Accrued interest payable, netted above		(933)
Aggregate indebtedness, used for Net Capital calculation	$	303,762
Computation of basis net capital requirement:		
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness or $100,000 minimum net capital requirement)	$	100,000
Excess of net capital	$	516,204
Excess of net capital at 1,000%	$	496,204
Ratio of aggregate indebtness to net capital		0.49 to 1

See Report of Independent Public Accountants

16



SCHEDULE II – STATEMENT REGARDING SEC RULE 15c3-3
DECEMBER 31, 2010

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

See Report of Independent Public Accountants.


Report of Independent Public Accountants on Internal Control

To the Board of Directors
Beech Hill Securities, Inc.

In planning and performing our audit of the financial statements of Beech Hill Securities, Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-(3)(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe that a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
March 3, 2011

Beech Hill Securities, Inc.

Report on Financial Statements
(with Supplementary Information)

Year Ended December 31, 2010



J.H. COHN LLP
Accountants and Consultants since 1919

Member of Nexia International
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